

Hey *IMMERGE1I*,

Max here, Co-Founder of BackerKit, and I'm reaching out to, first, say thank you for being a **5x Power Backer** by backing at least five projects on BackerKit!

You are the reason crowdfunding works and why **BackerKit is growing and evolving faster than ever** – in 2024 we achieved **$23.7M** in revenue, **4x** growth in project launches, and a **2.8x** spike in pledge volume year over year. Which is why, for the first time ever, we're inviting backers like you to play a bigger role in our future.

BackerKit is raising an equity crowdfunding round to fuel our next stage of growth, including expanding 10x growth areas like **Collab-Funding** and finding more ways to put the ***fun*** back in crowdfunding. This is a different type of crowdfunding campaign that allows investors to **own a piece of our company**, plus earn some fun perks along the way, like:

- Expert strategy session in launching *your* crowdfunding campaign
- Platform fee discounts when you launch a campaign
- Badges, pins, and other cool swag
- And so much more.

For a limited time we're offering first access to the round. You can invest in BackerKit for as little as $100 and own a financial stake in the platform alongside us.

➡️ **Get priority access to back BackerKit**

We hope you can join us.

Gratefully,
Max Salzberg
Co-Founder, BackerKit

Maxwell Salzberg
Co-Founder, BackerKit

Rosanna Yau
Co-Founder, BackerKit

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